

October 27, 2009

By U.S. Mail and Facsimile to (559) 782-4996

James C. Holly
President and Chief Executive Officer
Sierra Bancorp
86 North Main Street
Porterville, California 93257

> **Re:** **Sierra Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period ended June 30, 2009**
> **File No. 000-33063**

Dear Mr. Holly:

We have reviewed your response letter dated September 23, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Executive Compensation

1.	We note your response to our prior comment no. 3. However, we do not agree that disclosure of net income targets, particularly after the end of the fiscal year, when your overall financial and operating performance has been disclosed, would likely result in competitive harm. We believe that in future years when executive officers receive bonuses based in material part on net income targets or other company-wide financial targets, such targets must be disclosed in appropriate filings. If, in the alternative, you decide in the future to revise your compensation policies to deemphasize the use of such targets in determining incentive compensation, please include appropriate disclosure explaining the business reasons for making such revisions.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Loan and Lease Losses, page 27

2.   We note your response to prior comment 10 of our letter dated September 4, 2009. We are still unclear as to how you were able to determine that your allowance for loan losses at each period-end was appropriate given the significant amount of charge-offs ultimately realized. For example, describe the timing of the specific credit deterioration events that resulted in net charge-offs during 2008 in excess of the total allowance for loan losses as of December 31, 2007. In this regard, explain how you determined whether the amounts charged-off were properly reflected in the allowance for loan losses during the period in which the losses were incurred or determined to be inherent in your portfolio.

3.   We note your response to prior comment 11 of our letter dated September 4, 2009. In the interest of transparency, please revise your future filings to disclose the pertinent information provided in your response.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Christina Harley, Staff Accountant, at (202) 551-3695, or Angela Connell, Senior Accountant, at (202) 551-3426 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3448.

                                    Sincerely,

                                    Jessica Livingston
                                    Senior Counsel